SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO-I

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                (Name of Issuer)

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                           C/O NCT OPPORTUNITIES, INC.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              Stephen C. Hassenfelt
                      Excelsior Hedge Fund of Funds I, LLC
                           c/o NCT Opportunities, Inc.
                                U.S. Trust Center
                              301 North Elm Street
                        Greensboro, North Carolina 27401
                                 (336) 273-8544
                                 (888) 440-8677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                   May 2, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $12,500,000 (a)  Amount of Filing Fee: $1,150 (b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum purchase price for Interests.

(b)      Calculated at $92 per $1,000,000 of Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  ________________________
         Form or Registration No.:  ________________________
         Filing Party:  __________________________________
         Date Filed:  ___________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         As stated in the offering documents of Excelsior Hedge Fund of Funds I, LLC (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interests") from Members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to redeem). The offer to purchase Interests ("Offer to Purchase" or the "Offer") will remain open until 12:00 midnight, Eastern Time, on May 31, 2002 unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose on June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2003, which the Fund expects will be completed by the end of May 2003 and that net asset value will be used to determine the final amount paid for tendered Interests.

         Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated July 6, 2000 (the "LLC Agreement") determined as of June 30, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date).

         The Note will be held for the Member in a special custody account with U.S. Trust Company of North Carolina (U.S. Trust Company of North Carolina together with its affiliated banks ("U.S. Trust")) and will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment"). The Initial Payment will be paid to the Member's account with U.S. Trust or mailed to the Member if the Member does not have a U.S. Trust account, within 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

         The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be paid within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be deposited into the tendering Member's account at U.S. Trust or mailed to the address of record if the Member does not have a U.S. Trust account.

         A Member who tenders for repurchase only a portion of such Member's Interest must tender a minimum of $25,000 and will be required to maintain a capital account balance equal to $250,000 or more.

         The Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of the Member's entire Interest or a portion of the Member's Interest, the Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from investment funds in which it has invested, or by borrowings if the Offer is extended (which the Fund does not intend to do).

         Following this summary is a formal notice of the Fund's offer to purchase the Interests. The Offer remains open to Members until 12:00 midnight Eastern Time on May 31, 2002, the expected expiration date of the Offer. Until this time, Members have the right to change their minds and withdraw the tender of their Interest. Members will also have the right to withdraw tenders of their Interests at any time after June 27, 2002, 40 business days from the commencement of the Offer, assuming their Interest has not yet been accepted for purchase by the Fund.

         If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and mail a Letter of Transmittal, attached to this document as Exhibit C, to NCT Opportunities, Inc., the investment adviser to the Fund ("NCT"), at Post Office Box 26262, Greensboro, NC 27420, attention Terri Ross, or fax it to NCT at (336) 378-4436, so that it is received before 12:00 midnight, Eastern Time, on May 31, 2002. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to NCT promptly after it is faxed (although the original does not have to be received before 12:00 midnight, May 31, 2002). Of course, the value of the Interest will change between March 31, 2002 (the last time prior to the date of this filing as of which net asset value has been calculated), and June 30, 2002 the date as of which the value of the Interest will be determined for purposes of calculating the purchase price. Members desiring to obtain information as to the estimated net asset value of their Interests, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact NCT, at
(336) 273-8544 or (888) 440-8677 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw the tender of its Interest, the Fund has the right to cancel, amend or postpone this offer at any time before 12:00 midnight, Eastern Time, on May 31, 2002. Also, realize that although the Offer expires on May 31, 2002, a Member who tenders its Interest will remain a Member of the Fund notwithstanding the Fund's acceptance of the Member's Interest for purchase through June 30, 2002, when the net asset value of the Member's Interest is calculated.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Excelsior Hedge Fund of Funds I, LLC (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at NCT Opportunities, Inc., U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401 and the telephone numbers are (336) 273-8544 and (888) 440-8677.

         (b) The title of the securities that are the subject of the offer to purchase ("Offer to Purchase" or the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by Members to the Fund pursuant to the Offer.) As of the close of business on March 31, 2002, there was approximately $75,646,129 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $12.5 million of Interests that are tendered by and not withdrawn prior to 12:00 midnight, Eastern Time, on May 31, 2002, subject to any extension of the Offer.

         (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of July 6, 2000 (the "LLC Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Excelsior Hedge Fund of Funds I, LLC (the "Fund"). The Fund's principal executive office is located at c/o NCT Opportunities, Inc., U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401 and the telephone numbers are (336) 273-8544 and (888) 440-8677. The investment adviser to the Fund is NCT Opportunities, Inc. ("NCT"). The principal executive office of NCT is located at, U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401 and the telephone numbers are (336) 273-8544 and (888) 440-8677. The Fund's Managers are Gene M. Bernstein, Stephen
C. Hassenfelt, Victor F. Imbimbo, Jr., and Stephen V. Murphy. Their address is c/o NCT Opportunities, Inc., U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $12.5 million of Interests that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on May 31, 2002 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                (ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the close of business on June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (such time and date the "Valuation Date").

                Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the minimum required capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will be held for the Members in a special custody account with U.S. Trust Company of North Carolina (U.S. Trust Company of North Carolina together with its affiliated banks ("U.S. Trust")). The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an initial payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made no later than 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2003, the fiscal year end of the Fund.

                Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                A   Member   who   tenders for repurchase only a portion of such
Member's Interest must tender a minimum of $25,000 and will be required to maintain a capital account balance equal to $250,000 or more.

                A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

                (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, May 31, 2002.

                (iv)    Not applicable.

                (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in
Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or
(c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, Eastern Time, Friday, May 31, 2002 and, if Interests have not then been accepted for purchase by the Fund, at any time after June 27, 2002, 40 business days from the commencement of the Offer.

                (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to NCT Opportunities, Inc., to the attention of Terri Ross, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to NCT, also to the attention of Terri Ross, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by NCT, either by mail or by fax, no later than the Expiration

Date. The Fund recommends that all documents be submitted to NCT by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to NCT must also send or deliver the original completed and executed Letter of Transmittal to NCT promptly thereafter.

                Any Member tendering an Interest pursuant to the Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted for purchase by the Fund, at any time after June 27, 2002, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by NCT at the address or fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling NCT at the phone number indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest.

                (ix) If more than $12.5 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 1, 2002 and thereafter from time to time.

                (xi)    Not applicable.

                (xii) The following discussion is a general summary of the Federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                In general, a Member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member whose entire interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

         (a)  (2)   Not applicable.

         (b)  Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Fund's Confidential Memorandum dated August 2000, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that NCT expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice in each year, effective on the last business day in June and December. The Fund offered previously to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001. This was the only tender offer made by the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and NCT or any member of the Board of Managers of the Fund or any person controlling the Fund or controlling NCT or any manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 1, 2002 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

         (c) Neither the Fund nor NCT nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Fund), or the disposition of Interests (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of NCT or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with NCT; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss.229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $12.5 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

         (b) Neither the Fund nor the Board of Managers nor NCT has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on March 31, 2002 values, Stephen C. Hassenfelt, a Manager of the Fund, owns $2,255,678 (2.98%) of the Interests in the Fund and Pamela A Bernstein, the wife of Gene M. Bernstein, a Manager of the Fund, owns $529,518 (less than 1% of the Interests). Neither Mr. Hassenfelt nor Ms. Bernstein has decided to tender any of their Interests at this time.

         (b) Other than the acceptance of subscriptions for Interests as of April 1, 2002, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, NCT, any Member or any person controlling the Fund or NCT.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No   persons   have   been  employed,  retained  or  are to be
compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is hereby made to the following financial statements of the Fund: (i) audited financial statements for the period of October 1, 2000 (commencement of operations) through March 31, 2001 which are being furnished herewith and which the Fund has prepared and furnished to Members pursuant to Rule 30d-1 under the 1940 Act, and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act; and (ii) unaudited financial statements for the period of April 1, 2001 through September 30, 2001 which the Fund had filed with the SEC on Form NSAR 30D via Edgar on December 3, 2001.

                (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                (3)  Not applicable.

                (4)  The  Fund   does   not  have  shares, and consequently does
not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a)    (1)  None.

                (2)  None.

                (3)  Not applicable.

                (4)  Not applicable.

                (5)  None.

         (b)    None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to members and is incorporated herein by reference:

         A.     Cover Letter to Offer to Purchase and Letter of Transmittal.

         B.     Offer to Purchase (with financial statements enclosed).

         C.     Form of Letter of Transmittal.

         D.     Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Members In Connection With The Fund's Acceptance of Offers of Tender.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EXCELSIOR HEDGE FUND OF FUNDS I, LLC

                                       By: Board of Managers

                                           By:   /s/  Stephen C. Hassenfelt
                                                 --------------------------
                                                 Name:  Stephen C. Hassenfelt
                                                 Title:    Principal Manager

May 2, 2002

                                  EXHIBIT INDEX

EXHIBIT

A   Cover Letter to Offer to Purchase and Letter of Transmittal.

B   Offer to Purchase (with financial statements enclosed).

C   Form of Letter of Transmittal.

D   Form of Notice of Withdrawal of Tender.

E Forms of Letters From The Fund To Members In Connection With Acceptance to Offers of Tender.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal



                 Excelsior Hedge Fund of Funds I, LLC Letterhead

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                  AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
             THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.

May 2, 2002

Dear Member:

           We are writing to inform you of important dates relating to a tender offer by Excelsior Hedge Fund of Funds I, LLC (the "Fund") to purchase limited liability company interests in the Fund ("Interests") from investors. If you are not interested in having the Fund purchase your Interest at this time, please disregard this notice and take no action.

           The tender offer will begin on May 2, 2002 and end at 12:00 midnight Eastern Time on May 31, 2002. The purpose of the tender offer is to provide liquidity to investors who hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

           Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope no later than May 31, 2002. If you do not wish to tender your Interest, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

           All tenders of Interests must be received by the Fund's adviser, NCT Opportunities, Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by May 31, 2002.

           If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer or call Terri Ross at our adviser, NCT Opportunities, Inc.

Sincerely,

Excelsior Hedge Fund of Funds I, LLC

                                    EXHIBIT B

             Offer to Purchase (with financial statements enclosed)



                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                           c/o NCT Opportunities, Inc.
                                U.S. Trust Center
                              301 North Elm Street
                        Greensboro, North Carolina 27401

                 OFFER TO PURCHASE $12.5 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                                DATED MAY 2, 2002

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, MAY 31, 2002,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Excelsior Hedge Fund of Funds I, LLC:

           Excelsior Hedge Fund of Funds I, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $12.5 million of interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of June 30, 2002, if the Offer expires on May 31, 2002. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. This Offer, which is being made to all Members, is conditioned on a minimum of $25,000 in Interests being tendered by the Member, and is subject to certain other conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of July 6, 2000 (the "LLC Agreement").

           Members should realize that the value of the Interests tendered in this Offer likely will change between March 31, 2002 (the last time net asset value was calculated) and June 30, 2002 when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interest should also note that they remain Members in the Fund with respect to the Interests tendered and accepted for purchase by the Fund until June 30, 2002, the valuation date of the Offer when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact NCT Opportunities, Inc., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

           Members desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set forth below.

                                    IMPORTANT

           NEITHER THE FUND, NOR ITS INVESTMENT ADVISER OR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

           BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY
RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

           THIS  TRANSACTION  HAS  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

           Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's adviser.

                               NCT  Opportunities, Inc.
                               Post Office Box 26262
                               Greensboro, NC 27420
                               Attn: Terri Ross

                               Phone:  (336) 273-8544
                                       (888) 440-8677

                               Fax:      (336) 378-4436

                                TABLE OF CONTENTS
                                -----------------

1.   Background and Purpose of the Offer.................................6
2.   Offer to Purchase and Price.........................................6
3.   Amount of Tender....................................................7
4.   Procedure for Tenders...............................................8
5.   Withdrawal Rights...................................................8
6.   Purchases and Payment...............................................8
7.   Certain Conditions of the Offer....................................10
8.   Certain Information About the Fund.................................11
9.   Certain Federal Income Tax Consequences............................11
10.  Miscellaneous......................................................12

                               SUMMARY TERM SHEET

                o As stated in the offering documents of Excelsior Hedge Fund of Funds I, LLC (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interests") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight Eastern Time, on May 31, 2002 unless the Offer is extended (the "Expiration Date"). Net asset value will be calculated for this purpose on June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer actually expires (the "Valuation Date").

                o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending March 31, 2003, which the Fund expects will be completed by the end of May 2003 and that net asset value will be used to determine the final amount paid for tendered Interests.

                o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the minimum required capital account balance. If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated July 6, 2000 (the "LLC Agreement")), determined as of June 30, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date).

                o The Note will be held for you in a special custody account with U.S. Trust Company of North Carolina (U.S. Trust Company of North Carolina together with its affiliated banks ("U.S. Trust")) and will entitle you to receive an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 90% of the net asset value of the Interest you tendered that is accepted for purchase by the Fund (the "Initial Payment") which will be paid to your account with U.S. Trust or mailed to you if you do not have a U.S. Trust account, within 30 days after the Valuation Date or if we have requested withdrawals of capital from any investment funds in order to fund the purchase of Interests, ten business days after we have received at least 90% of the aggregate amount withdrawn from such investment funds.

                o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Contingent Payment will be paid within 10 calendar days after the completion of the Fund's next annual audit. The Contingent Payment will also be paid to your U.S. Trust account or mailed to you if you do not have a U.S. Trust account.

                o If you tender only a portion of your Interest, you are required to tender a minimum of $25,000 and you must maintain a capital account balance of $250,000 or more. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

                o If we accept the tender of your entire Interest or a portion of your Interest, we will pay you your proceeds from: cash on hand, withdrawals of capital from the investment funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or delivery through borrowings if the Offer is extended (which we do not intend to do).

                o Following this summary is a formal notice of our offer to purchase your Interests. The Offer remains open to you until 12:00 midnight Eastern Time, on May 31, 2002, the expected expiration date of the Offer. Until this time, you have the right to change your mind and withdraw your tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after June 27, 2002, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Fund.

                o If you would like us to purchase your Interest or a portion of your Interest, you should complete, sign and mail a Letter of Transmittal, enclosed with our offer, to our investment adviser, NCT Opportunities, Inc. ("NCT") at Post Office Box 26262, Greensboro, NC 27420 attention Terri Ross, or fax it to NCT at (336) 378-4436, so that it is received before 12:00 midnight, Eastern Time, on May 31, 2002. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to NCT promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern Time, on May 31, 2002). Of course, the value of your Interest will change between March 31, 2002 (the last time estimated net asset value was calculated) and June 30, 2002 when the value of your Interest will be determined for purposes of calculating the purchase price to be paid by us for Interests.

                o If you would like to obtain information as to the estimated net asset value of your Interest, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact NCT at (336) 273-8544 or (888) 440-8677 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                o Please note that just as you have the right to withdraw the tender of your Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on May 31, 2002. Also, realize that although the Offer expires on May 31, 2002, you will remain a member in the Fund notwithstanding the Fund's acceptance for purchase of your Interest, through June 30, 2002, when the net asset value of your Interest is calculated.

           1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to members of the Fund ("Members") who hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated August 2000, (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each member in advance of subscribing for Interests, provide that the board of managers of the Fund (the "Board of Managers") has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders. The Confidential Memorandum also states that NCT Opportunities, Inc., the investment adviser to the Fund, ("NCT") expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice in each year, effective on the last business day of June and December. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001. This was the only tender offer made by the Fund. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interest of Members in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to purchase Interests twice in each year, but the Fund is not required to make any such offer.

           The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if its assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on July 1, 2002 and thereafter from time to time.

           Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 1, 2002 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

           2. OFFER TO PURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $12.5 million of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Friday, May 31, 2002 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value on June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (such time and date the "Valuation Date"), payable as set forth in Section 6. As of the close of business on March 31, 2002, the unaudited net asset value of an

Interest corresponding to an initial capital contribution of $250,000 on the following closing dates of the Fund was as follows:

      If you invested $250,000              Your Unaudited Net Asset Value as of
      on the following Closing Date         March 31, 2002 would be
      -----------------------------         ------------------------------------

      January 1, 2002                                $256,911

      October 1, 2001                                $265,900

      July 1, 2001                                   $263,618

      April 1, 2001                                  $267,407

      January 1, 2001                                $278,393

      October 1, 2000                                $281,960



           As of the close of business on March 31, 2002, there was approximately $75,646,129 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting NCT at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

           3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member who tenders for purchase only a portion of such Member's Interest shall be required to maintain a capital account balance of $250,000 or more. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer, which is being made to all Members of the Fund, is conditioned on a minimum amount of $25,000 in Interests being tendered by the Member.

           If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $12.5 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $12.5 million of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

           4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to NCT, to the attention of Terri Ross, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to NCT, also to the attention of Terri Ross, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by NCT, either by mail or by fax, no later than 12:00 midnight Eastern Time on the Expiration Date.

           The Fund recommends that all documents be submitted to NCT via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to NCT must also send or deliver the original completed and executed Letter of Transmittal to NCT promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact NCT at the address and phone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of NCT to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, NCT or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

           5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, if such Member's Interest is not accepted by the Fund, at any time after June 27, 2002, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by NCT at the address or fax number set forth on page 2. A form to use to give notice of withdrawal is available by calling NCT at the telephone numbers indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

           6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof as of June 30, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month following the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

           For Members who tender Interests or portions thereof that are accepted for purchase, payment of the purchase price will consist of a non-interest-bearing, non-transferable promissory note (the "Note") entitling the Member to an initial payment equal to the net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which is expected to be on June 30, 2002. The Note will be held for the Member in a special custody account with U.S. Trust Company of North Carolina (U.S. Trust Company of North Carolina together with its affiliated banks ("U.S. Trust")) and will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment"). Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

           The Note will also entitle the Member to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 2003, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the acceptance of the Member's Interest. The Contingent Payment will be payable (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2003.

           Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

           The Note pursuant to which Members will receive the Initial Payment and Contingent Payment (together, the "Payments") will be held in a special custody account with U.S. Trust Company of North Carolina for the benefit of Members tendering Interests in the Fund. All payments due pursuant to the Note will also be deposited directly to the tendering Member's account at U.S. Trust if the Member has an account with U.S. Trust and will be subject upon withdrawal from such accounts to any fees that U.S. Trust would customarily assess upon the withdrawal of cash from such account. Those Members that do not have a U.S. Trust account will receive any payments due under the Note through the mail at the address listed in the Fund's records unless the Fund is advised in writing of a change of address.

           It is expected that cash payments for Interests acquired pursuant to the Offer which will not exceed $12.5 million, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund, nor the Board of Managers, nor NCT have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, U.S. Trust Company of North Carolina, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

           7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business, on the last business day of the month following the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

           The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or the State of North Carolina that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

           8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at NCT Opportunities, Inc., U.S. Trust Center, 301 North Elm Street, Greensboro, North Carolina 27401 and the telephone numbers are (336) 273-8544 and (888) 440-8677. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

           The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with NCT; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

           Other than the acceptance of subscriptions for Interests on April 1, 2002, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, NCT, any Member, or any person controlling the Fund or NCT. Based on March 31, 2002 net asset value, Stephen C. Hassenfelt, a Manager of the Fund, owns $2,255,678 (2.98%) of the Interests in the Fund and Pamela A Bernstein, the wife of Gene M. Bernstein, a Manager of the Fund, owns $529,518 (less than 1% of the Interests). Neither Mr. Hassenfelt nor Ms. Bernstein has decided to tender any of their Interests at this time.

           9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

           In general, a Member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

           10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

           The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting NCT at the address and phone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements












EXCELSIOR HEDGE FUND OF FUNDS I, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

PERIOD FROM OCTOBER 1, 2000 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 2001

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                              FINANCIAL STATEMENTS
                       WITH REPORT OF INDEPENDENT AUDITORS




            PERIOD FROM OCTOBER 1, 2000 (COMMENCEMENT OF OPERATIONS)
                                TO MARCH 31, 2001







                                    CONTENTS

Report of Independent Auditors.................................................1

Statement of Assets, Liabilities and Members' Equity-- Net Assets..............2

Statement of Operations........................................................3

Statements of Changes in Members' Equity - Net Assets..........................4

Notes to Financial Statements..................................................5

                                                          Ernst & Young, LLP
                                                          787 Seventh Avenue
                                                          New York, NY  10019
                                                          Phone (212)713-3000
                                                          www.ey.com


                         Report of Independent Auditors

To the Members and Board of Managers of Excelsior Hedge Fund of Funds I, LLC

We have audited the accompanying statement of assets, liabilities and members' equity - net assets of Excelsior Hedge Fund of Funds I, LLC (the "Company") as of March 31, 2001, and the related statements of operations and changes in members' equity - net assets for the period from October 1. 2000 (commencement of operations) to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of March 31, 2001, by correspondence with management of the investment funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excelsior Hedge Fund of Funds I, LLC, at March 31, 2001, and the results of its operations and changes in its members' equity - net assets for the period from October 1, 2000 (commencement of operations) to March 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
    -----------------

New York, New York
May 16, 2001

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
               STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY - NET ASSETS
--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

ASSETS

Investments in funds, at value (Cost $20,100,000)                    $21,188,799
Cash and cash equivalents                                              8,789,886
Other assets                                                              20,333
--------------------------------------------------------------------------------

Total Assets                                                          29,999,018
--------------------------------------------------------------------------------

LIABILITIES

Member subscriptions received in advance                               8,675,000
Payables:
       Due to Advisor                                                    151,038
       Professional fees                                                  56,000
       Accrued expenses and other liabilities                              7,018
--------------------------------------------------------------------------------

Total Liabilities                                                      8,889,056
--------------------------------------------------------------------------------

NET ASSETS                                                           $21,109,962
--------------------------------------------------------------------------------

MEMBERS' EQUITY - NET ASSETS

Represented by:
       Capital                                                       $20,200,000
       Accumulated net investment loss                                 (178,837)
       Accumulated net unrealized appreciation on investments          1,088,799
--------------------------------------------------------------------------------

MEMBERS' EQUITY - NET ASSETS                                         $21,109,962
--------------------------------------------------------------------------------










   The accompanying notes are an integral part of these financial statements.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                                         STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

   PERIOD FROM OCTOBER 1, 2000 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 2001

--------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                                    $528
--------------------------------------------------------------------------------

Total Investment Income                                                     528
--------------------------------------------------------------------------------

OPERATING EXPENSES

Management fee                                                            98,538
Professional fees                                                         58,360
Other expenses                                                            22,467
--------------------------------------------------------------------------------

Total Operating Expenses                                                 179,365
--------------------------------------------------------------------------------

Net Investment Loss                                                    (178,837)
--------------------------------------------------------------------------------

UNREALIZED GAIN FROM INVESTMENTS

Net unrealized appreciation from investments                           1,088,799
--------------------------------------------------------------------------------

NET UNREALIZED GAIN FROM INVESTMENTS                                   1,088,799
--------------------------------------------------------------------------------

INCREASE IN MEMBERS' EQUITY - NET ASSETS
      DERIVED FROM OPERATIONS                                           $909,962
--------------------------------------------------------------------------------










   The accompanying notes are an integral part of these financial statements.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                            STATEMENT OF CHANGES IN MEMBERS' EQUITY - NET ASSETS
--------------------------------------------------------------------------------

   PERIOD FROM OCTOBER 1, 2000 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 2001

--------------------------------------------------------------------------------

OPERATIONS

Net investment loss                                                   $(178,837)
Net unrealized appreciation from investments                           1,088,799
--------------------------------------------------------------------------------

INCREASE IN MEMBERS' EQUITY - NET ASSETS                                 909,962
           DERIVED FROM OPERATIONS
--------------------------------------------------------------------------------

CAPITAL TRANSACTIONS

Proceeds from members' subscriptions                                  18,200,000
Proceeds from member manager subscription                              2,000,000
--------------------------------------------------------------------------------

INCREASE IN MEMBERS' EQUITY - NET ASSETS
         DERIVED FROM CAPITAL TRANSACTIONS                            20,200,000
--------------------------------------------------------------------------------

MEMBERS' EQUITY - NET ASSETS
      AT BEGINNING OF PERIOD                                                   -
--------------------------------------------------------------------------------

MEMBERS' EQUITY - NET ASSETS AT END OF PERIOD                        $21,109,962
--------------------------------------------------------------------------------
















   The accompanying notes are an integral part of these financial statements.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

1.  ORGANIZATION

Excelsior Hedge Fund of Funds I, LLC (the "Company") was organized as a limited liability company under the laws of Delaware on July 6, 2000. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Company's investment objective is to maximize capital appreciation. The Company pursues its investment objective principally through a multi-manager multi-strategy program of investment in a diverse group of investment funds that primarily invest or trade in a wide range of equity and debt securities. The investment managers selected by the Company generally conduct their investment programs through unregistered investment funds (collectively, the "Investment Funds"), in which the Company invests as a limited partner along with other investors. Operations of the Company commenced on October 1, 2000.

NCT Opportunities, Inc., a North Carolina corporation, serves as the investment advisor of the Company (the "Advisor"). The Advisor is an indirect wholly-owned subsidiary of U.S. Trust Corporation, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Company's Board of Managers (the "Managers") has overall responsibility to manage and supervise the operations of the Company, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Company's business. The Managers have engaged the Advisor to provide investment advice regarding the selection of Investment Funds and the responsibility of the day-to-day management of the Company.

Initial and additional subscriptions for investment interests by eligible investors may be accepted as of the first day of each calendar quarter, or at such times as the Managers may determine. The Managers reserve the right to reject any application for interests in the Company. The Company may from time to time offer to repurchase interests pursuant to written tenders by members. These repurchases will be made at such times and on such terms as may be determined by the Managers, in their sole discretion. The Advisor expects that generally, it will recommend to the Managers that the Company offer to repurchase interests from members twice in each year, in June and December. Members can only transfer or assign their Company interests under certain limited circumstances, with the written consent of the Managers, which may be withheld in their sole discretion.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

2.  SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Managers and the Advisor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Managers and the Advisor believe that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

a.  PORTFOLIO VALUATION

The net asset value of the Company is determined by or at the direction of the Advisor as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Managers.

The Company's investments in Investment Funds are carried at fair value as determined by the Company's pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds' managers or pursuant to the Investment Funds' agreements. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund's financial statements.

Distributions received, whether in the form of cash or securities, are applied as a reduction of the investment's cost when identified by the Investment Funds as a return of capital.

b.  COMPANY EXPENSES

The Company will bear certain expenses incurred in its business, including, but not limited to, the following: fees paid directly or indirectly to the investment managers of the Investment Funds, all costs and expenses directly related to portfolio transactions and positions for the Company's account; certain legal fees; accounting and auditing fees; custodial fees; fees paid to the Company's administrator; costs of insurance; the management fee; travel and related expenses of Managers; all costs with respect to communications regarding the Company's transactions among the Advisor and any custodian or other agent engaged by the Company; and other types of expenses approved by the Managers.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.  INCOME TAXES

As a limited liability company, no provision for the payment of Federal, state or local income taxes has been provided by the Company. Each member is individually required to report on its own tax return its distributive share of the Company's taxable income or loss. The Company has a tax year end of December 31.

d.  OTHER

Cash and cash equivalents consist of monies invested in a U.S. Trust account, which earn interest at money market rates.

Interest income is recorded on the accrual basis.

3.  MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER

The Advisor provides certain investment advisory services including travel and other expenses related to the selection and monitoring of investment managers and fees paid to consultants. Further, the Advisor provides certain management and administrative services to the Company including providing office space and other support services, maintaining files and records, and preparing and filing various regulatory materials. In consideration for such services, the Company pays the Advisor a quarterly management fee at an annual rate of 1.5% of the Company's net assets. For the period from October 1, 2000 (commencement of operations) to March 31, 2001, the management fee was $98,538, of which $76,038 was payable at March 31, 2001.

Upon admission to the Company, each member pays the Advisor a special one-time fee to offset the Advisor's administrative costs of establishing accounts for investors and reviewing subscription applications and organizational costs (the "New Account Fee") in the amount of $5,000. The Advisor may, in its sole discretion, waive all or a portion of this fee charged to any member that has established multiple related accounts. The New Account Fee does not constitute assets of the Company. At March 31, 2001, the Company had received New Account Fees from members on behalf of the Advisor totaling $75,000, which is included in due to Advisor on the statement of assets, liabilities and members' equity-net assets.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

3.  MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

Each Manager, who is not an "interested person" of the Company, as defined by the 1940 Act, receives an annual retainer of $7,000 ($3,500 for the first partial year) plus a fee for each meeting attended. Any Manager who is an "interested person" does not receive any annual or other fee from the Company. All Managers are reimbursed by the Company for all reasonable out-of-pocket expenses. Total amounts expensed by the Fund related to Managers for the period from October 31, 2000 (commencement of operations) to March 31, 2001 were $23,750.

U.S. Trust serves as custodian of the Company's assets and provides custodial services for the Company.

The Company has retained ID. Clark & Co. to provide accounting and certain administrative and investor services to the Company for a fixed fee as agreed from time to time. For the period from October 1, 2000 (commencement of operations) to March 31, 2001, the Company incurred $8,068 for such administrative services.

Net profits and net losses of the Company for each fiscal period are allocated among and credited to or debited against the capital accounts of all members as of the last day of the fiscal period in accordance with members' respective investment percentages for the fiscal period, all as defined in the Company's Limited Liability Company Agreement.

4.  SECURITIES TRANSACTIONS

Aggregate purchases of Investment Funds for the year ended March 31, 2001, amounted to $20,100,000.

At March 31, 2001, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At March 31, 2001, accumulated net unrealized appreciation on investments was $1,088,799, consisting of $1,269,019 gross unrealized appreciation and $180,220 gross unrealized depreciation.

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

5. INVESTMENTS

As of March 31, 2001, the Company had investments in sixteen Investment Funds, none of which were related parties. The following table lists the Company's investments in Investment Funds as of March 31, 2001. The agreements related to investments in Investment Funds provide for compensation to the general partners/managers in the form of management fees of 0.5% to 1.5% (per annum) of net assets and performance incentive fees or allocations ranging from 15% to 20% of net profits earned. The Investment Funds provide for periodic redemptions, with lock up provisions ranging from 3 months to 1 year from initial investment.

                                                                                        % OF
                                                            NET                       MEMBERS'
                                                          INCOME/         FAIR         EQUITY-
INVESTMENT FUND:                             COST          (LOSS)         VALUE      NET ASSETS      LIQUIDITY
---------------------------------------- -------------- ------------- -------------- ------------ -----------------

Chilton New Era Partners, L.P.            $1.000,000      $43,585      $1,043,585       4.94%         Annually
Highline Life Sciences Fund, LLC             250,000       16,909         266,909       1.26          Annually
Ivory Capital II. L.P.                     1,200,000       57,359       1.257,359       5.96          Annually
JLF Partners ,L.P.                         1,150,000      (32,512)      1,117,488       5.29          Annually
JMG Capital Partners L.P.                  1.750,000      228,776       1,978,776       9.37          Quarterly
K Capital II LP.                           2,000,000      137,248       2,137,248      10.13          Quarterly
The MRG Nucleus Fund, L.P.                 1,150,000       72.925       1,222,925       5.79          Quarterly
Narragansett I, L.P.                       1,100,000       25.922       1,125,922        533          Annually
Owenoke Associates. L.P.                   1,100,000      (98,269)      1,001,731       4.75          Quarterly
P.A.W. Partners ,L.P.                      1.100,000       36.818       1,136,818       5.39          Quarterly
Peninsula Fund, L.P.                       1.150,000      (49.439)      1,100,561       5.21          Annually
Quaker Capital Farmers 1, L.P.             1,500,000      177,750       1,677,750       7.95          Annually
Satellite Fund II, L.P.                    1,750,000       72,249       1,822,249        863          Annually
Stark Investments Limited Partnership      1,750,000       99,110       1,849,110       8.76          Annually
Swiftcurrent Partners, L.P.                 950,000        51,499       1,001,499       4.75          Annually
Tongs Partners, L.P.                       1200.000       248.869       1.448,869       6.86       Semi-annually

                                         -------------- ------------- -------------- ------------
Total                                     $20,100,000    $1,088,799    $21,188,799     $100.37

Other Assets, less Liabilities                                          (78,837)       (0.37)

                                                                      -------------- ------------
Members' Equity - New Assets                                           $21,109,962    $100.00%


                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001
--------------------------------------------------------------------------------

5.  INVESTMENTS (CONTINUED)

The  Company's   investments  are  summarized  below  based  on  the  investment objectives of the specific Investment Funds at March 31, 2001.

     INVESTMENT OBJECTIVE                     COST                FAIR VALUE
     --------------------                     ----                ----------

     Distressed Securities/ Arbitrage     $ 7,250,000              $ 7,787,383
     Opportunistic - Long & Short           4,950,000                5,118,724
     Hedged - Long/Short                    3,350,000                3,707,727
     Sector Funds - Hedged                  4,550,000                4,574,965
                                      ---------------         -----------------
                                         $ 20,100,000              $21,188,799

6.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Investment Funds in which the Company invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These may include, but are not limited to, short selling activities, writing option contracts, contracts for differences, and equity swaps. However, as a result of the investments by the Company as a limited partner, the Company's liability with respect to its investments in the Investment Funds' is limited to the net asset value of its investment in each Investment Fund.

7.  FINANCIAL HIGHLIGHTS

The following represents the ratios to average net assets and other supplemental information for the period from October 1, 2000 (commencement of operations) to March 31, 2001:

     Ratio of net investment loss to average net assets                -1.32%
     Ratio of operating expenses to average net assets                  1.33%
     Total return                                                       5.44% *

 * Total return assumes a purchase of a member interest in the Company at the beginning of the period and a sale of the Company interest on the last day of the period noted, and does not reflect the deduction of New Account Fees, if any, incurred by the members when subscribing to the Company (See Note 3).

                                            EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                       NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

                                                                  MARCH 31, 2001

--------------------------------------------------------------------------------

8.  SUBSEQUENT EVENTS

Effective April 1, 2001, members subscribed for $10,175,000, of which $8,675,000 was received in advance.

                                    EXHIBIT C
                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC

                   Tendered Pursuant to the Offer to Purchase
                                Dated May 2, 2002




                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, MAY 31, 2002, UNLESS THE OFFER IS EXTENDED.

          Complete This Letter Of Transmittal And Return Or Deliver To:

                             NCT Opportunities, Inc.
                              Post Office Box 26262
                              Greensboro, NC 27420

                                Attn: Terri Ross


                           For additional information:

                              Phone: (336) 273-8544
                                     (888) 440-8677

                              Fax:   (336) 378-4436





Ladies and Gentlemen:

           The undersigned hereby tenders to Excelsior Hedge Fund of Funds I, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated May 2, 2002 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

           The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

           The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

           A promissory note for the purchase price will be deposited into a special custody account with U.S. Trust Company of North Carolina (U.S. Trust Company of North Carolina together with affiliated banks ("U.S. Trust")). The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at U.S. Trust, or mailed to the address of record for the undersigned if the undersigned does not have a U.S. Trust account, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of a cash payment from a U.S. Trust account, U.S. Trust may subject such withdrawal to any fees that U.S. Trust would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned in the sole discretion of the Board of Managers of the Fund.)

           The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the purchase price, if any, as described in
Section 6 of the Offer. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with U.S. Trust, or will be mailed to the undersigned if the undersigned does not have a U.S. Trust account. Upon a withdrawal of such cash from such account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the net asset value of the Fund as of June 30, 2002, subject to an extension of the Offer as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2003, the Fund's fiscal year end, and will be paid within ten days thereafter.

           All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
NCT OPPORTUNITIES, INC., POST OFFICE BOX 26262, GREENSBORO, NC 27420 ATTN: TERRI ROSS FOR ADDITIONAL INFORMATION: PHONE: (336) 273-8544 OR (888) 440-8677 FAX:
(336) 378-4436.

PART 1. Name and Address:

        Name of Member:
                              --------------------------------------------------

        Social Security No.
        or Taxpayer
        Identification No.:
                              ------------------------

        Telephone Number:     (    )
                              ------------------------

PART 2. Amount of Limited Liability Company Interest in the Fund being Tendered:

        [  ]  Entire limited liability company interest.

        [ ] Portion of limited liability company interest expressed as a specific dollar value (A minimum tender of $25,000 is required). (A minimum interest with a value of $250,000, or more must be maintained in the Fund (the "Required Minimum Balance").)*

                              $
                               ---------------------

        [ ] Portion of limited liability company interest in excess of the the Required Minimum Balance. (A minimum of $25,000 must be tendered if this option is chosen).

              *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

          CASH PAYMENT
          ------------

          Cash payments will be deposited to the undersigned's account at U.S. Trust, or mailed to the address of record for the undersigned. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments deposited to the undersigned's account, upon a withdrawal of such cash payment from such account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

          PROMISSORY NOTE
          ---------------

          The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be deposited into a special custody account with U.S. Trust Company of North Carolina for the benefit of the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account at U.S. Trust or mailed to the address of record for the undersigned and upon a withdrawal of cash from a U.S. Trust account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

PART 4.     SIGNATURE(S).



----------------------------------------------- -----------------------------------------------

FOR INDIVIDUAL INVESTORS                         FOR OTHER INVESTORS:
------------------------                         -------------------
AND JOINT TENANTS:
-----------------


------------------------------------             -------------------------------------------
Signature                                        Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------             -------------------------------------------
Print Name of Investor                           Signature
                                                 (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                 ON SUBSCRIPTION AGREEMENT)


------------------------------------             -------------------------------------------
Joint Tenant Signature if necessary              Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------             -------------------------------------------
Print Name of Joint Tenant                       Co-signatory if necessary
                                                 (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                 ON SUBSCRIPTION AGREEMENT)


                                                 -------------------------------------------
                                                 Print Name and Title of Co-signatory

----------------------------------------------- -----------------------------------------------

Date:
       ---------------


                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

         (To be provided only to members who call and request the form.)

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC

                   Tendered Pursuant to the Offer to Purchase

                                Dated May 2, 2002

         ---------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
             ON FRIDAY, MAY 31, 2002, UNLESS THE OFFER IS EXTENDED.
         ---------------------------------------------------------------

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                             NCT Opportunities, Inc.
                              Post Office Box 26262
                              Greensboro, NC 27420

                                Attn: Terri Ross


                           For additional information:

                              Phone: (336) 273-8544
                                 (888) 440-8677

                               Fax: (336) 378-4436

Ladies and Gentlemen:

     The undersigned wishes to withdraw the tender of its limited liability company interest in Excelsior Hedge Fund of Funds I, LLC (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
                     .
---------------------

Such tender was in the amount of:

     [  ]   Entire limited liability company interest.

     [  ]   Portion of  limited  liability   company  interest  expressed  as  a
            specific dollar value.

                              $
                               ---------------------

     [  ]   Portion  of  limited   liability  company   interest  in  excess  of
            the Required Minimum Balance.

     The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).



----------------------------------------------- -----------------------------------------------

FOR INDIVIDUAL INVESTORS                         FOR OTHER INVESTORS:
------------------------                         -------------------
AND JOINT TENANTS:
-----------------


------------------------------------             -------------------------------------------
Signature                                        Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------             -------------------------------------------
Print Name of Investor                           Signature
                                                 (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                 ON SUBSCRIPTION AGREEMENT)


------------------------------------             -------------------------------------------
Joint Tenant Signature if necessary              Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------             -------------------------------------------
Print Name of Joint Tenant                       Co-signatory if necessary
                                                 (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                 ON SUBSCRIPTION AGREEMENT)


                                                 -------------------------------------------
                                                 Print Name and Title of Co-signatory

----------------------------------------------- -----------------------------------------------

Date:
       ---------------


                                    EXHIBIT E

                         Forms of Letters From The Fund

          To Members In Connection With Acceptance of Offers of Tender

THIS LETTER  WILL BE SENT TO YOU IF YOU  TENDERED  YOUR  ENTIRE  INTEREST IN THE
FUND.

                                                    June 10, 2002


Dear Member:

          Excelsior Hedge Fund of Funds I, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest ("Interest") in the Fund.

          Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the purchase price based on the unaudited net asset value of the Fund as of June 30, 2002, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with U.S. Trust Company of North Carolina or one of its affiliated banks ("U.S. Trust") on July 30, 2002 or a check will be mailed to you on that date if you do not have a U.S. Trust account, unless the valuation date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested, in accordance with the terms of the tender offer.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your U.S. Trust account or will be mailed to you if you do not have a U.S. Trust account. We expect the audit to be completed by the end of May 2003.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc., at (336) 273-8544 or (888) 440-8677.

                                   Sincerely,



                                   Excelsior Hedge Fund of Funds I, LLC

Enclosure

THIS LETTER WILL BE SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                             June 10, 2002


Dear Member:

          Excelsior Hedge Fund of Funds I, LLC (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest ("Interest") in the Fund.

          Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the purchase price based on the unaudited net asset value of the Fund as of June 30, 2002, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with U.S. Trust Company of North Carolina or one of its affiliated banks ("U.S. Trust") on July 30, 2002 or a check will be mailed to you on that date if you do not have a U.S. Trust account, unless the valuation date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your U.S. Trust account or will be mailed to you if you do not have a U.S. Trust account. We expect the audit to be completed by the end of May 2003.

          You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc., at (336) 273-8544 or (888) 440-8677.

                                   Sincerely,


                                   Excelsior Hedge Fund of Funds I, LLC

Enclosure

THIS LETTER WILL BE SENT TO YOU WITH THE INITIAL PAYMENT FOR THE INTEREST ACCEPTED BY THE FUND



                                            July 30, 2002


Dear Member:

          Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Excelsior Hedge Fund of Funds I, LLC (the "Fund").

          Because you have tendered and the Fund has purchased your entire investment (or a portion of your investment), you have been paid 90% of the purchase price of your Interest based on the unaudited net asset value of the Fund as of June 30, 2002, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with U.S. Trust Company of North Carolina or one of its affiliated banks ("U.S. Trust") on July 30, 2002, if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

          The balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2003 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc. at (336) 273-8544 or (888) 440-8677.

                                   Sincerely,


                                   Excelsior Hedge Fund of Funds I, LLC

Enclosure

THIS LETTER WILL BE SENT TO YOU WITH THE CONTINGENT PAYMENT FOR THE INTEREST ACCEPTED BY THE FUND



                                               June 10, 2003


Dear Member:

          Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Excelsior Hedge Fund of Funds I, LLC (the "Fund").

          Pursuant to the terms of the tender offer, the contingent payment is being deposited into your account with U.S. Trust Company of North Carolina or one of its affiliated banks ("U.S. Trust") on June 10, 2003, if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

          Should you have any questions, please feel free to contact the Fund's adviser, NCT Opportunities, Inc. at (336) 273-8544 or (888) 440-8677.

                                   Sincerely,


                                   Excelsior Hedge Fund of Funds I, LLC




Enclosure